UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Goughenour, James F.
   8989 North Deerwood Drive


   Milwaukee, WI  53223
2. Issuer Name and Ticker or Trading Symbol
   Catalyst International, Inc. (CLYS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/06/99    M        348           A  $4.3125                     D  Direct
Common Stock                                  12/06/99    M        279           A  $5.3750                     D  Direct
Common Stock                                  12/06/99    M        286           A  $5.2500                     D  Direct
Common Stock                                  12/06/99    M        364           A  $5.5000                     D  Direct
Common Stock                                  12/06/99    M        300           A  $5.0000                     D  Direct
Common Stock                                  12/06/99    M        118           A  $12.7500                    D  Direct
Common Stock                                  12/06/99    M        108           A  $13.9375                    D  Direct
Common Stock                                  12/06/99    M        182           A  $8.2500                     D  Direct
Common Stock                                  12/06/99    M        135           A  $11.1250                    D  Direct
Common Stock                                  12/06/99    M        214           A  $14.0000     11,362         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $4.3125         12/06/99       M                          348              07/21/97     07/21/07
(right to buy)
Non-Qualified Stock Option     $5.0000         12/06/99       M                          300              02/13/98     02/13/08
(right to buy)
Non-Qualified Stock Option     $5.2500         12/06/99       M                          286              11/07/97     11/07/07
(right to buy)
Non-Qualified Stock Option     $5.3750         12/06/99       M                          279              10/24/97     10/24/07
(right to buy)
Non-Qualified Stock Option     $5.5000         12/06/99       M                          364              12/05/97     12/05/07
(right to buy)
Non-Qualified Stock Option     $8.2500         12/06/99       M                          182              10/23/98     10/23/08
(right to buy)
Non-Qualified Stock Option     $11.1250        12/06/99       M                          135              12/04/98     12/04/08
(right to buy)
Non-Qualified Stock Option     $12.7500        12/06/99       M                          118              04/27/98     04/27/08
(right to buy)
Non-Qualified Stock Option     $13.9375        12/06/99       M                          108              07/20/98     07/20/08
(right to buy)
Non-Qualified Stock Option     $14.0000        12/06/99       M                          214              02/22/99     02/22/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/06/99  Common Stock                   348                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   300                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   286                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   279                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   364                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   182                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   135                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   118                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   108                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/06/99  Common Stock                   214                       0             D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Sean P. McGowan
    For: James F. Goughenour
DATE 01/07/00